SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

		Year Ended December 31,
		2017		2016		2015

Earnings
	Pre-tax net income	$159,016		$71,254		$80,132
	Add:
	Fixed charges	88,544		64,933		59,251
	Noncontrolling interests	17		71		30
	Earnings, as adjusted	$247,577		$136,258		$139,413

Fixed charges
	Interest expensed and capitalized	$80,664		$59,195		$53,939
	Non-cash interest expense	7,776		5,678		5,279
	Estimate of interest within rental expense	104		60		33
	Fixed charges, as adjusted	88,544		64,933		59,251
	Preferred stock dividends	10,242		10,242		10,242
	Combined fixed charges and preferred stock dividends	$98,786		$75,175		$69,493

	Ratio of earnings to fixed charges	2.80	x	2.10	x	2.35	x

	Ratio of earnings to combined fixed charges and preferred stock dividends	2.51	x	1.81	x	2.01	x